BUSINESS LEGAL ADVISORS, LLC 14888 Auburn Sky Drive, Draper, UT 84020 (801) 634-1984 brian@businesslegaladvisor.com	Brian Higley Attorney at Law Licensed in Utah

July 15, 2022

Austin Wood, Attorney Advisor

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Washington, DC 20549

Re:	LNPR Group, Inc.
Amendment No. 2 to Registration Statement on Form 10
Filed May 18, 2022
File No. 000-54171

Dear Mr. Wood:

We are in receipt of your letter dated June 6, 2022, setting forth certain comments to Amendment No. 2 to the Registration Statement on Form 10 (the “Form 10”), which was filed on May 18, 2022 by LNPR Group, Inc., a Colorado corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Amendment No. 2 to Registration Statement on Form 10

Item 1. Business, page 1

1.	We note your disclaimer statement now included on page 1 of your disclosure. Please further revise your statement to include Macau in addition to Hong Kong and China. Further, please revise the statement to include that you will not pursue a business combination with a company that is based in any of those three jurisdictions.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 3 to the Form 10 which has added a revision to the disclaimer statement on page 1 which includes Macau in addition to Hong Kong and China. In addition, the statement has been revised to include that we will not pursue a business combination with a company that is based in any of those three jurisdictions (page 1).

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2.	We note your response to comment 1 and reissue the comment. A majority of your executive officers and/or directors are located in or have significant ties to China or Hong Kong, and your auditor is located within China. Please disclose this prominently at the beginning of your Item 1 Business section. Your disclosure should also describe the legal and operational risks associated with a majority of your executive officers and/or directors having significant ties to China or Hong Kong, as well as your auditor being located in China. Your disclosure should make clear whether these risks could result in a material change in your search for a target company and/or the value of the securities you are registering for sale. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 3 to the Form 10 which discloses prominently at the beginning of the Item 1 Business section that a majority of our executive officers and/or directors are located in or have significant ties to China or Hong Kong, and our auditor is located within China. The disclosure has also been revised to describe the legal and operational risks associated with a majority of our executive officers and/or directors having significant ties to China or Hong Kong, as well as our auditor being located in China. The revised disclosure also clarifies whether those risks could result in a material change in our search for a target company and/or the value of the securities we are registering for sale. The disclosure has also clarified that our auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect our company (pages 1-2).

3.	Please disclose the risks that the majority of your directors and officers being based in or having significant ties to China or Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the registration statement. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China or Hong Kong can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your search for a target company or completion of your initial business combination at any time, which could result in a material change in your operations and/or the value of the securities. Provide similar disclosure with respect to the risks of your auditor being located in China.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 3 to the Form 10 which discloses the risks that the majority of our directors and officers being based in or having significant ties to China or Hong Kong poses to investors, including a description of the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the amendment. Similar disclosure has been included with respect to the risks of our auditor being located in China (pages 1-2, beginning on page 12).

4.	Disclose each permission or approval that your officers and directors are required to obtain from Chinese authorities to search for a target company. State whether your directors and officers are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if your officers and directors (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 3 to the Form 10 which discloses each permission or approval that your officers and directors are required to obtain from Chinese authorities to search for a target company, including whether our directors and officers are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and whether we have received all requisite permissions or approvals and whether any permissions or approvals have been denied. The disclosure also includes a description of the consequences to us and our investors if our officers and directors (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future (pages 14, 17-18).

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5.	We note your amended disclosure in response to comment 7 and the statements that you "initiated substantive discussions, directly or indirectly, with a business combination target located in the U.S.," and that you "started conducting due diligence on the entity." Please tell us supplementally whether you have entered into a letter of intent and advise us of the nature of the discussions, diligence and business operations of the entity. Please also advise us as to why the reference to New Asia Energy Consultants Sdn Bhd is no longer material.

RESPONSE: We advise the Staff that we have yet to enter into a letter of intent with any business combination target and the nature of the discussions is preliminarily focused on the structure of a potential merger or reverse acquisition, including compliance. The business combination target is a U.S.-based company in the A.I. education space.

We previously disclosed the following: “Starting from January 1, 2017, the Company uses an office space from New Asia Energy Consultants Sdn Bhd for free. New Asia Energy Consultants Sdn Bhd was founded by Poh Kee LIEW, Chief Financial Officer of the Company, and another third party individual. The Company is planning to acquire New Asia Energy Consultants Sdn Bhd.” Current management is unaware of any further obligations to New Asia Energy Consultants Sdn Bhd as any and all individuals with ties to the entity are no longer with the Company. Thus, management no longer believes any references to that entity are material.

Management Located Outside the US, page 2

6.	We note your amended disclosure in response to comment 18. Please further revise your disclosure to identify each officer and director located outside the United States and provide their place of residence or current location. Additionally, please revise your disclosure about the enforcement of civil liabilities to provide investors with additional, jurisdiction specific details about the difficulties of enforcing judgments in foreign jurisdictions against your officers and directors and how that may affect their investment. Please also provide all this amended disclosure in your risk factor. Lastly, as previously requested, please provide all this disclosure in a section titled "Enforcement of Civil Liabilities" as well.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 3 to the Form 10 which further revised our disclosure to identify each officer and director located outside the United States and provide their place of residence or current location, including revised disclosure about the enforcement of civil liabilities to provide investors with additional, jurisdiction specific details about the difficulties of enforcing judgments in foreign jurisdictions against your officers and directors and how that may affect their investment. Amended disclosure has also been included in our risk factor. Lastly, a section titled “Enforcement of Civil Liabilities” has been added (page 2-3, 21-22).

Risk Factors, page 5

7.	We note your response to comment 8 and reissue the comment. Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that a potential business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 3 to the Form 10 which expands our risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that a potential business combination transaction may be subject to, including PRC regulatory reviews, which may impact our ability to complete a business combination (beginning on page 12).

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8.	We note your amended disclosure in response to comment 6. Please further revise your disclosure regarding the HFCAA to provide that not only may the company's securities be prohibited from being traded on a national exchange, but that as a result, a national exchange may determine to delist your securities for non-compliance with the HFCAA. Moreover, please further revise this risk factor to provide more disclosure about what the impact and harm to the company and to investors would be should your shares be delisted or prohibited from being traded.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 3 to the Form 10 which further revises our disclosure regarding the HFCAA to provide that not only may our securities be prohibited from being traded on a national exchange, but that as a result, a national exchange may determine to delist our securities for non-compliance with the HFCAA. In addition, this risk factor has been revised to provide more disclosure about what the impact and harm to the company and to investors would be should our shares be delisted or prohibited from being traded (beginning on page 22).

9.	Given the Chinese government’s significant oversight and discretion over the conduct of your directors’ and officers’ search for a target company, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your search and/or the value of the securities you are registering.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 3 to the Form 10 which revise the disclosure to highlight separately the risk that the Chinese government may intervene or influence our operations at any time, which could result in a material change in our search and/or the value of the securities we are registering (page 14).

10.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your officers and directors or their search for a target company, and to what extent you believe that your officers and directors are compliant with the regulations or policies that have been issued by the CAC to date.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 3 to the Form 10 which revise the disclosure to explain how oversight by the Cyberspace Administration of China (CAC) over data security impacts our officers and directors or their search for a target company, and to what extent we believe that our officers and directors are compliant with the regulations or policies that have been issued by the CAC to date (pages 14, 17-18).

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations Impairment Loss, page 14

11.	We note your response to prior comment 17 and your disclosure on page F-9 disclosing the issuance of 25,000,000 shares to Bodhisattva Investment Group in exchange for assets. Please provide more robust disclosure of the asset that was impaired and the circumstances which led to the loss.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 3 to the Form 10 which provides more robust disclosure of the asset that was impaired and the circumstances which led to the loss due to the issuance of 25,000,000 shares to Bodhisattva Investment Group in exchange for assets (page 28).

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Certain Relationships and Related Party Transactions, page 19

12.	We note your response to comment 10. Please provide disclosure regarding the 3,000,000 shares issued to Mr. Grimes that were not subsequently cancelled when in his possession. Further, please provide disclosure of the impact the number of outstanding shares could have on an investors investment.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 3 to the Form 10 which provide disclosure of the impact the number of outstanding shares could have on an investors investment regarding the 3,000,000 shares issued to Mr. Grimes that were not subsequently cancelled when in his possession (page 33).

Item 13. Financial Statements and Supplementary Data, page F-1

13.	Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 3 to the Form 10 which added the financial statements and footnotes for the quarter ended March 31, 2022.

Note 6 - related Party Transactions, page F-10

14.	You disclose that on November 29, 2021, a total of 21,650,000 shares held by Bodhisattva Investment Group were cancelled. However, these shares appear to be issued and outstanding as of December 31, 2021. Please advise.

RESPONSE: We advise the Staff that on November 29, 2021, we entered into a Settlement Agreement with Bodhisattva Investment Group to cancel 21,650,000 shares held by the entity. On January 25, 2022, the Company processed the cancellation with the transfer agent. The cancellation went effective with the transfer agent on January 25, 2022.

General

15.	We note your response to comment 19, and despite the included disclaimer about which companies you may target for a business combination, we reissue the comment in full. Given the ties of your executive officers and directors to the PRC and Hong Kong, and the location of your auditor, please revise the beginning of Item 1 Business and Risk Factors to disclose that the location and/or ties of your management and auditor may make you a less attractive partner to a non-China- or non-Hong Kong-based target company.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 3 to the Form 10 which revises the beginning of Item 1 Business and Risk Factors to disclose that the location and/or ties of your management and auditor may make us a less attractive partner to a non-China- or non-Hong Kong-based target company (pages 2, 21-23).

We hereby acknowledge the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

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Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely,

/s/ Brian Higley
Outside Legal Counsel

cc:         Paul Falconer, CEO

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